DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2004

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Bank of America Corporation
Incoming letter dated January 30, 2004

Dear Mr. Gerber:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. We also have received letters on the proponent's behalf dated February 14, 2004 and February 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

February 21, 2004
Via Airbill

RECEIVED
2004 FEB 23 PM 5:17

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Last-Minute $5.34 Hunton & Williams No Action Request
Built-in 10-Day Delay Caused by Firm Using Mail Delivery
Bank of America Corporation (BAC)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

This is in further support of the February 14, 2004 rebuttal letter.

The company waited until the last minute to submit its no action request and then forwarded it with a built-in 10-day delay by using $5.34 in postage. Although the company annual meeting is delayed one-month from the 2003 annual meeting the company held to the same shareholder proposal deadline. Yet the company is still submitting its no action request at the last possible minute. Additionally the shareholder proposal was initially faxed to the company on October 13, 2003 and a revised, yet similar version was faxed on November 14, 2003.

The company no action request letter states its meeting this year will be May 26, 2004 – six months after the shareholder proposal deadline of November 28, 2003.

The company improperly submitted the October 13, 2003 proposal text with the cover letter from the November 14, 2003 proposal. The November 14, 2003 proposal and cover letter are included here.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

In contrast the 2002 company policy used in the company argument states:

NOW, THEREFOR, BE IT RESOLVED, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interest of the Corporation, the Corporation shall submit such a poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholder entitled to vote.

Any impact of the Richards, Layton & Finger Opinion seems to apply to more to the above company 2002 "Resolution" than to the 2004 shareholder proposal. The 2002 company "Resolution" seems to bind future boards by requiring "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" for a poison pill to be "effective."

The 2004 shareholder proposal merely calls for submitting "the adoption, maintenance or extension of any poison pill to a shareholder vote ...."

Thus according to the RFL Opinion the 2002 company proposal could compel a future board to not have a poison pill because "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" was not obtained.

I believe that it would be at least misleading for there to be any "implicit" element in the 2002 "Resolution" which would nullify the stated text.

On the other hand the shareholder proposal, in merely calling for a [non-binding] shareholder vote, would allow the board to have a pill under all circumstances.

The company appears to mismatch its 2002 "Resolution" to its 2004 argument which is based on a 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion).

The October 23, 2002 company "Resolution" in requiring "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" would seem to trigger the company argument addressed only to the shareholder proposal, "The [Shareholder] Proposal would cause the Board of Directors to breach their fiduciary duties under Delaware law." The same RLF Opinion claim must apply equally to the company 2002 "Resolution."

The key point is that the shareholder proposal calls for a non-binding "shareholder vote" which would apparently be allowed under Delaware law according to an interpretation of the RLF Opinion. Whereas the company "Resolution" mandates "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" which according to the company 2004 argument and the 2004 RLF Opinion is contrary to Delaware law.

Paradoxically the company claim of contrary to Delaware law appears to apply to the company 2002 "Resolution" but not to the shareholder proposal.

Accordingly the company 2002 "Resolution" may be unenforceable due to the issue raised in the 2004 company argument against the shareholder proposal and the RLF Opinion.

Thus an apparently unenforceable response to a shareholder proposal, i.e. the 2002 company "Resolution," cannot make a shareholder proposal substantially implemented or moot.

A non-sustainable company resolution cannot implement a sustainable shareholder proposal

The company resolution completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the company resolution can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the company resolution without notice.

The company gives no precedent for a continuing and sustainable proposal to be replaced by a non-sustainable policy that can be secretly repealed.

Circular Policy?

This substitute company policy could be largely moot because it can apparently be reversed next month or later without a shareholder vote. It can probably be reversed with a conference call.

The above text under this heading is shareholder text from the precedent: 3M Company (Jan. 28, 2003) which stated:

"We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10)."

Resolution which allows no vote for the resolution to be totally disbanded implements a proposal calling for a vote if disbanded?

The company purports that a shareholder proposal which calls for a vote can be substantially implemented by a resolution that allows for no vote if the resolution is disbanded.

Company Resolution is Non-Functional Resolution due to Lack of Transparency

The company inscrutably claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a resolution that lacks transparency:

1. No announcement of adoption.
2. No notice if repealed.

Essential Component

The two-element shareholder proposal calls for a vote at each of two points, adoption of a pill and disbanding the foundational provision for a vote if a pill is adopted. There is no substantial implementation if the company sets up a condition:

1) Where the company has complete control.
2) And the company can avoid a vote to disband the foundational provision of a this shareholder vote.

The company is in the inscrutable position of claiming that adopting the first half of the two-element shareholder proposal compares favorably with adopting the whole proposal. The company is arguing that half the shareholder proposal equals the whole shareholder proposal. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

A token implementation is not substantial implementation
CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding token company responses. It states:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, Hewlett-Packard and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders. These clauses effectively render the policies meaningless.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

In contrast the 2002 company policy used in the company argument states:
NOW, THEREFOR, BE IT RESOLVED, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interest of the Corporation, the Corporation shall submit such a poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholder entitled to vote.

In contrast the following provisions are thus not implemented in the company resolution:
1. A vote as a separate ballot item is not needed to adopt a pill.
2. No shareholder vote *ever* applies to repealing the entire policy.
a. The entire policy can be repealed secretly.
3. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
4. Since no vote is required to repeal the entire policy then "the earliest possible shareholder election" is not implemented.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

In contrast the company resolution appears addressed to a proposal which would read:
RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast by holders of common stock entitled to vote presented as a bundle of items for a single vote or otherwise. This policy may be secretly revised or repealed without prior public notice and the Board may thereafter act on its own to adopt a poison pill at any time in the future.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-resolution response with more detail to reveal the limitations (from a shareholder viewpoint) of such a resolution:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

I do not believe the company has met its burden of proof obligation according to rule 14a-8 – particularly that the company resolution may be in violation of Delaware law.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Kenneth Lewis

BAC

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Kenneth Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center
100 North Tryon St., 18th Fl.
Charlotte, NC 28255
Phone: (704) 386-8486
Fax: (704) 386-8486, 386-7924, 370-3515, 386-6699

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: Jacqueline Jarvis Jones
Assistant General Counsel
PH: 704-386-1621
FX: 704-387-0108

The attached proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 14, 2003

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, “Give up more of your freedom and I'll take care of you.

[illegible]

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Last-Minute $5.34 Hunton & Williams No Action Request
Built-in 10-Day Delay Caused by Firm Using Mail Delivery
Bank of America Corporation (BAC)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

This an initial rebuttal to the company no action request.

The company waited until the last minute to submit its no action request and then forwarded it with a built-in 10-day delay by using $5.34 in postage. Although the company annual meeting is delayed one-month from the 2003 annual meeting the company held to the same shareholder proposal deadline. Yet the company is still submitting its no action request at the last possible minute. Additionally the shareholder proposal was initially faxed to the company on October 13, 2003 and a revised, yet similar version was faxed on November 14, 2003.

The company no action request letter states its meeting this year will be May 26, 2004 – six months after the shareholder proposal deadline of November 28, 2003.

The company improperly submitted the October 13, 2003 proposal text with the cover letter from the November 14, 2003 proposal.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

The 2002 company policy states:
NOW, THEREFOR, BE IT RESOLVED, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interest

of the Corporation, the Corporation shall submit such a poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholder entitled to vote.

Any impact of the Richards, Layton & Finger Opinion seems to apply to more to the above company 2002 "Resolution" than to the 2004 shareholder proposal. The 2002 company "Resolution" seems to bind future boards by requiring "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" for a poison pill to be effective.

The 2004 shareholder proposal merely calls for submitting "the adoption, maintenance or extension of any poison pill to a shareholder vote ...."

Thus according to the RFL Opinion the 2002 company proposal could compel a future board to not have a poison pill because "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" was not obtained.

I believe that it would be at least misleading for there to be any "implicit" element in the 2002 "Resolution" which would nullify the stated text.

On the other hand the shareholder proposal, in merely calling for a [non-binding] shareholder vote, would allow the board to have a pill under all circumstances.

The company appears to mismatch its 2002 "Resolution" to its 2004 argument which is based on a 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion).

The October 23, 2002 company "Resolution" in requiring "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" would seem to trigger the company argument addressed only to the shareholder proposal, "The [Shareholder] Proposal would cause the Board of Directors to breach their fiduciary duties under Delaware law." The same claim RLF Opinion must apply equally to the company 2002 "Resolution."

The key point is that the shareholder proposal calls for a "shareholder vote" which would apparently be allowed under Delaware law according to an interpretation of the RLF Opinion. Whereas the company "Resolution" mandates "the affirmative vote of a majority of the votes cast by the stockholder entitled to vote" which according to the company 2004 argument and the 2004 RLF Opinion is contrary to Delaware law.

Thus the company claim appears to applies to the company 2002 "Resolution" but not to the shareholder proposal.

Accordingly the company 2002 "Resolution" may be unenforceable due to the issue raised in the 2004 company argument against the shareholder proposal and the RLF Opinion.

Thus an unenforceable 2002 "Resolution" cannot make a shareholder proposal substantially implemented or moot.

This is to respectfully request an additional opportunity to respond to the last-minute company no action request.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Kenneth Lewis

BAC

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Kenneth Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center
100 North Tryon St., 18th Fl.
Charlotte, NC 28255
Phone: (704) 386-8486
Fax: (704) 386-8486, 386-7924, 370-3515, 386-6699

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross   Oct 7-03

cc: Jacqueline Jarvis Jones
Assistant General Counsel
PH: 704-386-1621
FX: 704-387-0108

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

HUNTON & WILLIAMS

JAN 3 0 2004

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

January 30, 2004

FILE NO: 46123.74

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received from Nick Rossi (the "Proponent") a proposal dated October 7, 2003 (the "Proposal") for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). The Proposal is attached hereto as Exhibit A. As counsel to the Corporation, we hereby request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

GENERAL

The 2004 Annual Meeting is scheduled to be held on May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent's agent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2004 Annual Meeting.

BACKGROUND AND SUMMARY OF PROPOSAL

The Proposal recommends that the "Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill." Assuming the Proposal was adopted, it could not be removed or diluted without shareholder approval.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(i)(1), (i)(2) and (i)(10). The Proposal may be excluded pursuant to Rules 14a-8(i)(1) and (i)(2) because it is not a proper subject for action by stockholders under Delaware law and it violates Delaware law. The Proposal also may be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

1. *The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(1) and (i)(2) because the Proposal is not a proper subject for action by stockholders under Delaware law and it violates Delaware law.*

A stockholder proposal may be omitted under (i) Rule 14a-8(i)(1) if it is not a proper subject for action by stockholders under applicable law and (ii) Rule 14a-8(i)(2) if its adoption would violate applicable law. As discussed below, the Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting for these reasons. Attached hereto as **Exhibit B** is the opinion of Richards, Layton & Finger, P.A. (the "RLF Opinion"), the Corporation's special Delaware counsel, to the effect that the Proposal is contrary to Delaware law. The RLF Opinion is incorporated herein and supplements each of the arguments discussed below.

The Corporation believes that it is impermissible under Delaware law for the board of directors of a Delaware corporation to commit to submit all future stockholder rights plans to a vote of the corporation's stockholders, as would be required under the Proposal.

A. Delaware law gives the Board of Directors the exclusive authority to manage the Corporation.

The Board of Directors possesses the full power and authority to manage the business and affairs of the Corporation under General Corporation Law of the State of Delaware (the "DGCL"). Sections 157 and 141(a) of the DGCL provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the DGCL provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."). As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157, but also from Section 141(a) of the DGCL. Section 141(a) of the DGCL provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

Thus, Section 141(a) of the DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. The Corporation's certificate of incorporation does not provide for the management of the Corporation by persons other than by directors. Thus, the Board of Directors possesses the full power and authority to manage the business and affairs of the Corporation under the DGCL.

B. It is a fundamental principle of Delaware law that questions concerning the adoption, use or redemption of a poison pill are within the exclusive power of the Board of Directors.

Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the DGCL. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be completely divested of such authority. In addition, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. Delaware courts have held that agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters were not enforceable under Delaware law. See Chapin v. Benwood Found, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980).

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter [] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292.

The sale of a corporation also is implicated when a corporation adopts (as opposed to redeems under Quickturn) a rights plan. Because the adoption of a rights plan implicates a matter of management policy, directors cannot completely delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan. Indeed, the delegation of the final authority to adopt a future rights plan to the Corporation's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders.

C. The Proposal would cause the Board of Directors to breach their fiduciary duties under Delaware law.

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the DGCL breach the fiduciary duty of care. A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. A duty to protect stockholders from harm derives from the fiduciary duty of care.

The Delaware courts and learned commentators have repeatedly noted that the adoption of a rights plan is one (if not the most powerful and effective) means by which a board of directors can protect a corporation's stockholders from an unfair or inequitable takeover offer. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigeur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care").

The ability to utilize a rights plan is particularly important in the case of a corporation such as the Corporation, whose certificate of incorporation and bylaws (collectively, the "Organizational Documents") contain a limited number of provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Corporation at an inadequate price or on other inadvisable terms. For example, the Organizational Documents do not contain a staggered board provision, supermajority voting requirements, or a fair price provision. Nor does the certificate of incorporation prohibit the Corporation's stockholders from acting by written consent. Accordingly, a rights plan provides a readily available method by which the Board of Directors can effectively deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

Since the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer, the Board of Directors cannot limit or substantially restrict its ability to respond to an unfair takeover offer. If the Board of Directors' limited ability to use one of, if not the most effective means of, responding to an unfair takeover by agreement, the Board would be limiting its fiduciary duty of care under Delaware law. As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy").

In short, in the absence of a "fiduciary out" for the Board of Directors of the Corporation, the Proposal cannot be adopted within the parameters of Delaware law.

D. The most recent no-action letters permitting the exclusion of proposals requiring stockholder approval for the adoption of poison pills fully support the exclusion of the Proposal.

The Corporation's view with respect to the omission of the Proposal from the Corporation's proxy materials for the 2004 Annual Meeting is consistent with the Division's recent no-action determinations regarding proposals requiring stockholder approval for a poison pill. *See Toys "R" Us, Inc.* (April 9, 2002) (proposal requiring the approval of a majority of stockholders for the adoption of a rights plan could be excluded); and *Atlas Air Worldwide Holdings, Inc.* (April 5, 2002) (same). Moreover, the Corporation's view is consistent with the Division's most recent no-action determinations regarding proposals to amend bylaws to prohibit the adoption of a poison pill without prior stockholder approval. *See General Dynamics* (March 5, 2001) (the Division stated that it would not recommend enforcement action if, in reliance upon Rule 14a-8(i)(2), the company omitted a stockholder proposal that would have adopted a bylaw provision requiring a stockholder vote to adopt or maintain a poison pill); and *Novell, Inc.* (February 14, 2000) (the Division stated that it would not recommend enforcement action if, in reliance upon Rule 14a-8(i)(1), the company omitted a stockholder proposal that would have amended the company's bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval). Accordingly, consistent with the Division's prior no-action letters, the Proposal should be excluded pursuant to Rules 14a-8(i)(1) and (i)(2).

Based on the forgoing, and in reliance on the RLF Opinion, the Corporation believes that the Proposal may be excluded pursuant to Rules 14a-8(i)(1) and (i)(2) because it is not a proper subject for action by stockholders under Delaware law and it violates Delaware law.

2. *The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.*

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The goal of the Proposal is clear on its face - the Proponent wants the Corporation to remove any existing poison pill or have any new poison pill submitted for stockholder approval. The Corporation does not have a rights plan or poison pill. Additionally, the Corporation's Board of Directors has adopted a policy that no poison pill shall become effective without the affirmative vote of a majority of stockholders. Accordingly, since the Corporation has adopted a policy prohibiting the adoption of a poison pill in the absence of stockholder approval, the goal of the Proposal has not only been substantially implemented, but it has, in fact, been "fully effected" and should be excluded pursuant to Rule 14a-8(i)(10). Upon the recommendation of the Corporation's Corporate Governance Committee, the Board of Directors of the Corporation, on October 23, 2002, adopted the following resolution (the "Resolution"):

> **NOW, THEREFORE, BE IT RESOLVED**, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interests of the Corporation, the Corporation shall submit such poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholders entitled to vote.

The Resolution is in full force and effect.

Although not expressly stated in the Resolution, the adoption and implementation of the Resolution is subject to the requirements of Delaware law. The Corporation believes that the Resolution is consistent with the intent of the Proposal. However, circumstances could arise in the future where the Board of Director's ability to adopt a new poison pill without obtaining stockholder approval would enhance the Board or Director's ability to protect the interests of the Corporation's stockholders. Accordingly, it is implicit in the Resolution and, in fact, required by Delaware law, that the Board of Directors retain the authority to act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board of Directors in the exercise of its fiduciary responsibilities deems it to be in the best interest of the Corporation and its stockholders to adopt a poison pill without the delay that would come from the time reasonably anticipated to solicit a stockholder vote.

In *AutoNation, Inc.* (March 5, 2003), the company adopted a similar resolution without an express "fiduciary out" provision. The policy adopted by *AutoNation* was as follows: The Board of Directors will not adopt a or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In rebutting the proponent's argument that this policy did not substantially implement his proposal because it could be revoked by the board of directors, *AutoNation* argued:

> The revocablilty of the Policy is consistent with other Company policies and the well-settled principal [sic] of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise if its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its

> shareholders. Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

Similarly, in *Hewlett-Packard Company* (December 23, 2003), the existence of a "fiduciary out" for the board of directors, did not impact the Division's view that a substantially similar proposal had been substantially implemented and was excludable under Rule 14a-8(i)(10). As noted in Section 1 of this letter and consistent with *AutoNation* and *Hewlett-Packard*, neither the current Proposal nor the Resolution can be implemented in the absence of a "fiduciary out." See also, the RLF Opinion.

This same Proponent submitted a substantially similar proposal last year and the Division concurred that the proposal could be excluded under Rule 14a-8(i)(10) since it had been substantially implemented. See *Bank of America* (February 18, 2003). In the *Bank of America Corporation* letter, the Proponent argued to the Division that there was "nothing in the company policy to prevent the [above resolution] from a reversal in 3 months without a shareholder vote." The Proponent proffered an unrealistic and untenable scenario whereby the Corporation would rotate "in a poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotate out this policy three months later." In finding that the proposal had been substantially implemented, the Division stated, "[w]e note Bank of America's representation that it does not have a current rights plan in place and that the board has adopted a resolution that requires a shareholder vote in order to implement a rights plan." The current Proposal is altered in a transparent manner in an attempt to merely turn last year's unpersuasive arguments into this year's Proposal. However, all the pertinent facts remain the same and consistent with last year's determination, the Corporation requests that the Division find that the Proposal has been substantially implemented. The Division recently concurred with the exclusion of a substantially similar proposal based on substantially similar facts. See *SBC Communications Inc.* (December 24, 2003); *Hewlett-Packard Company* (December 23, 2003); and *AutoNation, Inc.* (March 5, 2003),

The Division has historically permitted the exclusion of proposals under Rule 14a-8(i)(10) and its predecessor, Rule 14a-8(c)(10), where a corporation is requested to redeem a poison pill or rights plan that does not exist, has expired or that will be terminated or expire in the immediate future. *See Bell Atlantic Corporation* (December 15, 1995, *affirmed on reconsideration,* January 23, 1996) (proposal to redeem rights plan when company was in the process of redeeming the plan); *TJX Companies, Inc.* (March 17, 1994) (proposal to redeem rights plan where board had previously voted to redeem the plan); *Bank of America* (February 13, 2002) (proposal to redeem rights plan that did not exist); *Occidental Petroleum Corporation* (January 28, 1997) (proposal to redeem rights plan that no longer existed); and *Compaq Computer Corporation* (February 15, 1996) (proposal to redeem rights plan that no longer existed). In the instant case, the Proponent requests that the Corporation adopt a policy prohibiting the adoption or extension of a poison pill unless such adoption or extension has been submitted to a stockholder vote. The Corporation has already adopted such a policy. Accordingly, consistent with the Division's prior no-action letters, the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

In *Bell Atlantic*, the proposal (submitted in November 1995) requested that the board of directors redeem the shareholder rights plan unless the plan was approved by a majority of shareholders. The company argued that its board of directors had recently adopted a resolution directing the company's management to submit to the board (at its January 1996 meeting) a detailed plan of action to terminate the rights plan. The company indicated that the requested termination plan would be submitted, as requested, and would call for the termination of the rights plan in May 1996. In *Bell Atlantic*, the existence of concrete plans that would substantially implement the proposal appeared to be sufficient grounds for excluding the proposal pursuant to Rule 14a-8(c)(10). As with *Bell Atlantic*, the Corporation's Board of Directors has already voted to adopt the policy referenced in the Proposal.

If the Proposal were submitted to and approved by the Corporation's stockholders, the means of implementation would be the adoption by the Board of Directors of the Resolution set forth above. Accordingly, because the Proposal has been fully implemented, it should be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.378.4718 of Jacqueline Jarvis Jones, Assistant General Counsel of the Corporation, at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning a copy of this letter to our courier. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber /HWE

Andrew A. Gerber

cc: Jacqueline Jarvis Jones, Esq.
C. Stephen Bigler, Esq.
Nick Rossi
John Chevedden

EXHIBIT A

BAC

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Kenneth Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center
100 North Tryon St., 18th Fl.
Charlotte, NC 28255
Phone: (704) 386-8486
Fax: (704) 386-8486, 386-7924, 370-3515, 386-6699

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] Oct 7-03

cc: Jacqueline Jarvis Jones
Assistant General Counsel
PH: 704-386-1621
FX: 704-387-0108

The attached proposal is submitted consistent with the above letter.
Sincerely, [signature] November 14, 2003

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 30, 2004

Bank of America Corporation
Bank of America Corporate Center
101 South Tryon Street, 18th Floor
Charlotte, NC 28255

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Nick Rossi (the "Proponent") with Mr. John Chevedden as Proxy that the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as amended through April 28, 1999 (as amended, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended through September 24, 2003 (as amended, the "Bylaws");

(iii) a letter (the "October 7, 2003 Letter"), dated October 7, 2003, from the Proponent to the Company attaching the 2004 Proposal;

(iv) a copy of Bank of Am. Corp., 2002 SEC No-Act LEXIS 198 (Feb. 13, 2002) (the "2002 No-Action Letter") detailing the 2002 Proposal (as hereinafter defined); and

(v) a copy of Bank of Am. Corp., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 209 (Feb. 18, 2003) (the "2003 No-Action Letter") detailing the 2003 Proposal (as hereinafter defined) and the Implementing Resolution (as hereinafter defined).

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document applicable to the Company other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On October 22, 2001, the Proponent submitted a proposal (the "2002 Proposal") for inclusion in the Company's proxy materials for the Company's 2002 annual meeting of stockholders (the "2002 Annual Meeting"). The 2002 Proposal provided, in pertinent part:

> Shareholders request that the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

The 2002 Proposal was not included in the Company's proxy materials for the 2002 Annual Meeting in reliance on the 2002 No-Action Letter.

On October 1, 2002, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the Company's proxy materials for the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

On October 23, 2002, the Board of Directors of the Company (the "Board of Directors") adopted the following resolution (the "Implementing Resolution") after consideration of the 2003 Proposal:

> NOW, THEREFORE, BE IT RESOLVED, that, in the event the Board of Directors determines in the future that the adoption of a poison pill would be in the best interests of the Corporation, the Corporation shall submit such poison pill to a vote of the stockholders and such poison pill shall not be effective without the affirmative vote of a majority of the votes cast by the stockholders entitled to vote.

The 2003 Proposal was not included in the Company's proxy materials for the 2003 Annual Meeting in reliance on the 2003 No-Action Letter.

Through the October 7, 2003 Letter, the Proponent submitted the 2004 Proposal, which reads as follows:

> RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to [a] shareholder vote at the earliest subsequent shareholder election.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has substantially implemented the 2004 Proposal by the prior adoption of the Implementing Resolution. In this connection, you have requested our opinion as to whether it would be permissible for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions necessary for the Board of Directors (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that the 2004 Proposal limits the discretion of a board of directors and its ability to discharge properly its fiduciary obligations with respect to a stockholder rights plan in derogation of the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced

> by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be purchased from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors. ..."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

board action, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed. 2002 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-33 (2002) (emphasis added) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1, at GCL-IV-15 (2003-1 Supp.) (hereinafter, "Folk") (stating that "it is the responsibility and duty of directors to determine corporate goals").

---

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter [] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc. 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts (as opposed to redeems under Quickturn and Carmody) a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [] []stockholders, from [] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields.");

Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control").

The Delaware courts and learned commentators have repeatedly noted that the adoption of a rights plan is one (if not the most powerful and effective) means by which a board of directors can protect a corporation's stockholders from an unfair or inequitable takeover offer. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigeur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care").

The ability to utilize a rights plan is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and Bylaws (collectively, the "Organizational Documents") contain a limited number of provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms.[5] For example, the Organizational Documents do not contain a staggered board provision, supermajority voting requirements, or a fair price provision. Nor

[5] The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics. See 8 Del. C. § 203. Section 203 does not, however, prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders. The Certificate of Incorporation also creates a series of convertible preferred stock (the "ESOP Preferred Stock") pursuant to an Employee Stock Ownership Plan. Shares of ESOP Preferred Stock owned directly or indirectly by Company employees may be less likely to be tendered into a hostile acquisition effort. However, as of March 7, 2003, the record date for the 2003 Annual Meeting, the ESOP Preferred Stock accounted for less than 1/1000 of a percent of the Company's voting stock. The Certificate of Incorporation also contains, inter alia, a blank check preferred provision that may provide the board with a limited ability to respond to an unfair takeover proposal.

does the Certificate of Incorporation prohibit the Company's stockholders from acting by written consent. Accordingly, a rights plan provides a readily available method by which the Board of Directors can effectively deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

Since the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer, the Board of Directors cannot limit or substantially restrict its ability to respond to an unfair takeover offer. If the Board of Directors neutered its ability to use one of, if not the most effective means of, responding to an unfair takeover by agreement, the Board would be limiting its fiduciary duty of care under Delaware law.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions which are necessary to be taken in order for the Board of Directors (or any future board of directos, as the case may be) to act in a manner its fiduciary duties to the Company and its stockholders.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 30, 2004

The proposal requests that the board seek shareholder approval for the adoption, maintenance or extension of any current or future poison pill and further requests that once adopted, removal or dilution of this proposal be submitted to a shareholder vote at the earliest subsequent shareholder election. The supporting statement of the proposal clarifies that directors have the flexibility "to overrule" a shareholder vote.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). We note Bank of America's representation that it has adopted a resolution that requires a shareholder vote in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Grace K. Lee
Special Counsel